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SEC Mail Processing

MAR 01 2022

Washington, DC

SEC FILE NUMBER
8-69805

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bloom Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21500 Biscayne Blvd. , #403

(No. and Street)

Aventura	FL	33180
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Goettling	305-974-0700	Robert Goettling <rgoettling@bloomllc.com>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin,Nebbia, and Associates, CPA, PA

(Name – if individual, state last, first, and middle name)

375 Passaic Ave. Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Goettling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bloom Securities , LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO

[signature]
Notary Public

DONNA LEE LINDENMAYER
MY COMMISSION # HH 167473
EXPIRES: December 18, 2025
Bonded Thru Notary Public Underwriters

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLOOM SECURITIES, LLC

CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Bloom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bloom Securities, LLC, (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bloom Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2022

BLOOM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 11,546,374
Other assets	17,908
TOTAL ASSETS	$ 11,564,282

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to related party	38,810
Commissions and management fees payable	2,100,000
Accounts payable	1,575
TOTAL LIABILITIES	2,140,385
MEMBER'S EQUITY	9,423,897
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,564,282

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD JANUARY 01, 2021 TO DECEMBER 31, 2021

REVENUES	
Fee revenue	$ 16,751,212
Interest Income	36
TOTAL REVENUES	16,751,248
EXPENSES	
Commission	2,898,500
Management fees	340,000
Deal related expenses	263,193
Salary expense	260,818
Professional fees	54,768
Rent	51,742
Regulatory expenses	14,611
Insurance	21,494
Communication	12,967
Office and related general and administrative	866
TOTAL EXPENSES	3,918,959
Net Income	$ 12,832,289

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 01, 2021 TO DECEMBER 31, 2021

MEMBER'S EQUITY December 31, 2020	$ 2,368,647
Member's Contributions	-
Member's Distributions	(5,777,039)
Net Income	12,832,289
MEMBER'S EQUITY DECEMBER 31, 2021	$ 9,423,897

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 01, 2021 TO DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,832,289
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other assets	8,927
Due to related party	37,571
Commissions and management fees payable	2,100,000
Accounts payable	(5,925)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,972,862
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(5,777,039)
Contributions	-
NET CASH USED IN FINANCING ACTIVITIES	(5,777,039)
NET CHANGE IN CASH	9,195,823
CASH, BEGINNING OF PERIOD	2,350,551
CASH, END OF PERIOD	$ 11,546,374

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Bloom Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2016, under the laws of the State of Florida and was approved by FINRA on January 7, 2017. The Company is 100% owned by The Bloom Organization II, Inc. (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in demand accounts at financial institutions and as of December 31, 2021, one of their bank accounts exceeded the $250,000 FDIC coverage limit.

Revenue Recognition

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. The Company enters into contracts with clients for periods usually lasting one year or less. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives when the corporate finance activity is completed. The Company's fees are paid at the time when the engagement is completed. The Company does not recognize revenue relating to retainer fees as this revenue is earned by the Company's parent company.

Success fees, which are variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, and the Company has completed the performance obligation which

Note 2 - Summary of Significant Accounting Policies-Continued

Revenue Recognition

is typically at the closing of the transaction. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed.

Income Taxes

The Company passes its taxable income through to the Parent. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $9,405,989 which exceeded its requirement by $9,263,297. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was .23 to 1.

Note 4 - Related Party Transactions

The Company has a management services agreement with the Parent. Under this agreement, the Parent provides administrative services and office space. The Company is not required to repay these expenses. Total expenses under this agreement for the period January 01, 2021, to December 31, 2021 were $589,337. As of December 31, 2021, the Company had accrued expenses due to the Parent for $38,809 This amount is included in the statement of financial condition.

Note 5 - Concentration of Revenues

The Company conducted business with 11 customers for the period January 01, 2021 to December 31, 2021.The percentage range of revenue for each customer, as a percentage of total revenue, scaled from .91% to 44.77% for the period. There were no outstanding receivables attributable to these customers as of December 31, 2021.

Note 6 - Commitments and Contingencies

The Company had no other commitments or contingencies outstanding at December 31, 2021.

Note 7- Subsequent Events

There were no subsequent events reported after the Balance sheet date December 31, 2021 and before the issuance of these financial statements.

BLOOM SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 9,423,897
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	17,908
NET CAPITAL	9,405,989
Less: Minimum net capital requirements the greater of 6 & 2/3 % of aggregate indebtedness or $5,000 , as defined per the Rule 15c3-1	142,692
EXCESS NET CAPITAL	$ 9,263,297
AGGREGATE INDEBTEDNESS	$ 2,140,385
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.2276

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

See accompanying Report of Independent Registered Public Accounting Firm

BLOOM SECURITIES, LLC
SHEDULE II
December 31, 2021

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold , or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaged in private placements of securities and mergers and acquisitions.

Because of this reliance the firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and mergers and acquisitions

BLOOM SECURITIES, LLC
SHEDULE III
December 31, 2021

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold , or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaged in private placements of securities and mergers and acquisitions.

Because of this reliance the firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and mergers and acquisitions

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Bloom Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Bloom Securities, LLC identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R §15c3-3 and is filing its exemption report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Bloom Securities, LLC limits its business activities exclusively to private placements of securities, mergers and acquisitions, advisory services and investment banking activities. Bloom Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bloom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2022

Exemption Report
December 31, 2021

Bloom Securities, LLC ("Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Robert Goettling, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Robert Goettling, CCO